UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD
TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]      No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits shall be incorporated by reference into the Company's effective registration statement on Form F-3, as amended and supplemented (registration statement No. 333-172796) filed with the Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarter Ended May 31, 2011
99.2	Financial Statements and Notes to Consolidated Financial Statements of Intellipharmaceutics International Inc. for the Quarter Ended May 31, 2011
99.3	News Release dated July 5, 2011 - Intellipharmaceutics Announces Second Quarter 2011 Results
99.4	Form 52-109F2 - Chief Executive Officer
99.5	Form 52-109F2 - Vice President Finance and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant)
Date: July 5, 2011	/s/ SHAMEZE RAMPERTAB Shameze Rampertab Chief Financial Officer and Vice-President, Finance